UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: November 17, 2014

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Registrant’s Certifying Accountant

The Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Fly Leasing Limited (the “Company”) conducted a comprehensive, competitive process to determine the Company’s independent registered public accounting firm for the fiscal year beginning January 1, 2015. On November 12, 2014, the Audit Committee approved the appointment of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year beginning January 1, 2015 and the dismissal of Ernst & Young LLP (“E&Y”). The dismissal of E&Y will become effective upon issuance by E&Y of its reports on the Company’s consolidated financial statements as of and for the year ending December 31, 2014 and the effectiveness of internal control over financial reporting as of December 31, 2014 to be included in the filing of the related annual report on Form 20-F.

E&Y’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of E&Y on the effectiveness of internal control over financial reporting as of December 31, 2013 and 2012 did not contain an adverse opinion, nor were they qualified or modified.

During the fiscal years ended December 31, 2013, and 2012, and the subsequent interim periods through November 12, 2014, there were (i) no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided E&Y with a copy of disclosures it is making in this Form 6-K and requested that E&Y furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of E&Y’s letter dated November 17, 2014, is filed as Exhibit 16.1 hereto.

During the fiscal years ended December 31, 2013, and 2012, and the subsequent interim periods through November 12, 2014, neither the Company nor anyone on its behalf has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Departure of Directors or Certain Officers; Election of Directors.

On November 12, 2014, Pat O'Brien tendered his resignation from the Board, and the Board accepted his resignation effective the same day. Mr. O'Brien informed the Board that he was resigning to focus on other professional opportunities. The Board expressed its gratitude to Mr. O'Brien for his service to the Company.

Also on November 12, 2014, the Board appointed Eugene McCague to fill the vacancy on the Board occurring as a result of Mr. O’Brien’s departure. Mr. McCague will serve on the Audit, Compensation and Nominating and Corporate Governance Committees of the Board. Mr. McCague has been a partner of Arthur Cox, a leading Irish law firm, since 1988. He served as managing partner of Arthur Cox from 1999 to 2003, and as its chairman from 2006 to 2013. Mr. McCague is the chair of the Governing Authority of University College, Dublin and has served on the boards of a number of not-for-profit organizations, and as President of the Dublin Chamber of Commerce. Mr. McCague holds a Bachelor of Civil Law degree and a Diploma in European Law from University College, Dublin.

Interim Report

The Company’s interim report for the quarter ended September 30, 2014 is filed as Exhibit 99.1 hereto.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 17, 2014.
99.1	Fly Leasing Limited’s interim report for the quarter ended September 30, 2014.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3, as amended (Reg. No. 333-197912), first filed with the Securities and Exchange Commission on August 6, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: November 17, 2014	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 17, 2014.
99.1	Fly Leasing Limited’s interim report for the quarter ended September 30, 2014.